Exhibit 15.1

Fuling Global Inc. Reports Fourth Quarter and Fiscal Year 2016 Financial Results

Sales Volume and Revenues Increased by 40.6% and 37.5%, Respectively, in the Fourth Quarter, Capping a

Historical Year for the Company

ALLENTOWN, Pa., March 15, 2017 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), an environmentally-friendly specialized producer and distributor of plastic serviceware, with precision manufacturing facilities in both the U.S. and China, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2016.

Mr. Xinfu Hu, Chief Executive Officer of Fuling Global, commented, “We are pleased to report strong financial results for the fourth quarter of 2016. With overall sales volume increasing by 40.6% year-over-year that more than offset the decrease in average selling prices (“ASP”), our revenues grew by 37.5% to another record high of $31.8 million in the fourth quarter, capping a historical year in both sales volume and revenues for the Company”.

“As we couldn’t produce enough to meet growing demand for our products in recent months due to capacity constraint, our new fourth factory in China is well underway with its construction to be completed by end of this month and production to commence in April. This new factory will more than double Fuling Global’s capacity in the next three years. Our U.S. factory in Pennsylvania will add injection molding plastic manufacturing in the third quarter of 2017. With continuing strong demand from our existing and new customers and the imminent launch of our fourth factory in China, Fuling Global is poised to extend its strong run of growth in 2017 and beyond,” added Ms. Guilan Jiang, Chairwoman of Fuling Global.

Fourth Quarter 2016 Financial Highlights

	For the Three Months Ended December 31,
($ millions, except per share data)	2016	2015	% Change
Revenues	$31.8	$23.1	37.5%
Gross profit	$5.8	$5.3	8.3%
Gross margin	18.2%	23.1%	-4.9	pp
Operating income	$1.3	$0.9	39.2%
Operating margin	4.1%	4.0%	0.1	pp
Net income attributable to Fuling Global	$0.4	$1.1	-58.4%
Diluted earnings per share	$0.03	$0.08	-62.2%

*Note: pp represents percentage points

●	Revenues increased by 37.5% to $31.8 million for the three months ended December 31, 2016 from $23.1 million for the same period of last year, mainly due to increase in overall sales volume and partially offset by decrease in blended ASP.
●	Gross profit increased by 8.3% to $5.8 million for the three months ended December 31, 2016 from $5.3 million for the same period of last year. Gross margin decreased by 4.9 percentage points to 18.2% from 23.1% for the same period of last year. The decrease in gross margin was due primarily to a rebound in oil prices that led to rising raw material prices. It usually takes at the minimum one quarter and sometimes two to implement product price increases, depending on market conditions.
●	Net income attributable to Fuling Global decreased by 58.4% to $0.4 million, or $0.03 per basic and diluted share, for the three months ended December 31, 2016 from $1.1 million, or $0.08 per basic and diluted share, for the same period of last year. The decreases in net income and earnings per share were primarily due to decrease in subsidy income and higher provision for income taxes for the three months ended December 31, 2016.
●	Total sales volume increased by 40.6% to 12,932 tons for the three months ended December 31, 2016 from 9,197 tons for the same period of last year. The increase in sales volume was across the board in all product categories. Blended ASP decreased by 2.2% to $2.46 per kilogram for the three months ended December 31, 2016 from $2.52 per kilogram for the same period of last year.

Fourth Quarter 2016 Financial Results

Revenues

For the three months ended December 31, 2016, total revenues increased by $8.7 million, or 37.5%, to $31.8 million, the highest level in the Company’s history, from $23.1 million for the same period of last year. Overall sales volume increased by 3,734 tons, or 40.6%, to 12,932 tons for the three months ended December 31, 2016 from 9,197 tons for the same period of last year. Blended ASP decreased by $0.06 per kilogram, or 2.2%, to $2.46 per kilogram for the three months ended December 31, 2016 from $2.52 per kilogram for the same period of last year.

On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $7.1 million, or 31.9%, to $29.3 million for the three months ended December 31, 2016 from $22.2 million for the same period of last year. Sales in Europe decreased by $1.0 million, or 59.0%, to $0.7 million. Sales in China increased by $0.6 million, or 57.0%, to $1.6 million for the three months ended December 31, 2016 from $1.0 million for the same period of last year.

Gross profit

Total cost of goods sold increased by $8.2 million, or 46.2%, to $26.0 million for the three months ended December 31, 2016 from $17.8 million for the same period of last year. Gross profit increased by $0.4 million, or 8.3%, to $5.8 million for the three months ended December 31, 2016 from $5.3 million for the same period of last year. Gross margin was 18.2% for the three months ended December 31, 2016, compared to 23.1% for the same period of last year. The decrease in gross margin was primarily due to a rebound in oil prices that led to rising raw material prices. It usually takes at the minimum one quarter and sometimes two to implement product price increases, depending on market conditions.

Operating income

Selling expenses increased by $0.5 million, or 32.3%, to $2.0 million for the three months ended December 31, 2016 from $1.5 million for the same period of last year. The increase in selling expenses was consistent with the increase in revenues. As a percentage of sales, selling expenses were 6.4% for the three months ended December 31, 2016 compared to 6.7% for the same period of last year. General and administrative expenses decreased by $0.5 million, or 22.6%, to $1.8 million for the three months ended December 31, 2016 from $2.4 million for the same period of last year. As a percentage of sales, general and administrative expenses were 5.7% for the three months ended December 31, 2016 compared to 10.2% for the same period of last year. Research and development expenses increased by $0.1 million, or 21.8%, to $0.6 million for the three months ended December 31, 2016 from $0.5 million for the same period of last year. As a result, total operating expenses increased by $0.1 million, or 1.8%, to $4.5 million for the three months ended December 31, 2016 from $4.4 million for the same period of last year.

Operating income increased by $0.4 million, or 39.2%, to $1.3 million for the three months ended December 31, 2016 from $0.9 million for the same period of last year. The increase in operating income was mainly due to increase in gross income and partially offset by increase in operating expenses. Operating margin was 4.1% for the three months ended December 31, 2016, compared to 4.0% for the same period of last year.

Income before income taxes

After adjustment for interest income and expenses, subsidy income and other non-operating income and expenses, income before income taxes decreased slightly to $1.18 million for the three months ended December 31, 2016 from $1.24 million for the same period of last year.

Provision for income taxes was $0.8 million for the three months ended December 31, 2016, compared to $0.3 million for the same period of last year.

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Net income

Net income decreased by $0.6 million, or 59.5%, to $0.4 million for the three months ended December 31, 2016 from $0.9 million for the same period of last year. After deduction of non-controlling interest, net income attributable to Fuling Global was $0.4 million, or $0.03 per basic and diluted share, for the three months ended December 31, 2016, compared to $1.1 million, or $0.08 per basic and diluted share, for the same period of last year.

Fiscal Year 2016 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2016	2015	% Change
Revenues	$104.9	$91.3	14.9%
Gross profit	$25.2	$23.6	6.7%
Gross margin	24.1%	25.9%	-1.8	pp
Operating income	$8.5	$9.0	-5.0%
Operating margin	8.1%	9.8%	-1.7	pp
Net income attributable to Fuling Global	$7.9	$8.0	-1.2%
Diluted earnings per share	$0.50	$0.65	-22.6%

*Note: pp represents percentage points

Revenues

For the twelve months ended December 31, 2016, total revenues increased by $13.6 million, or 14.9%, to $104.9 million from $91.3 million for the same period of last year. The increase in total revenues was a result of strong growth in sales volume across all major product categories and partially offset by decrease in overall blended ASP.

Overall sales volume increased by 9,764 tons, or 29.6%, to 42,723 tons for the twelve months ended December 31, 2016 from 32,960 tons for the same period of last year. The increase in sales volume was across the board with cups and plates growing over 83%. In 2016, the Company put a lot of focus on growing this product category by investing in new equipment and technology. Food and beverage packaging or container is the fastest growing category in the disposable foodservice supplies industry. Our blended ASP decreased by $0.31 per kilogram, or 11.4%, to $2.45 per kilogram for the twelve months ended December 31, 2016 from $2.77 per kilogram for the same period of last year. The decrease in ASP was primarily related to cutlery and cups and plates.

Cutlery, straws, cups and plates, and other products accounted for 52.1%, 14.5%, 26.5%, and 6.9% of total revenues for the twelve months ended December 31, 2016, compared to 60.5%, 12.1%, 22.9%, and 4.4% for the same period of last year, respectively.

	For the Twelve Months Ended December 31,
	2016		2015		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Cutlery	$54,618	52.1%	$55,242	60.5%	$(624)	-1.1%
Straws	15,219	14.5%	11,092	12.1%	4,127	37.2%
Cups and plates	27,835	26.5%	20,938	22.9%	6,898	32.9%
Others	7,209	6.9%	4,022	4.4%	3,187	79.2%
Total	$104,882	100.0%	$91,294	100.0%	$13,588	14.9%

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On a geographical basis, sales in the U.S., Fuling Global’s largest market, increased by $9.8 million, or 11.5%, to $94.9 million for the twelve months ended December 31, 2016 from $85.1 million for the same period of last year. Sales in Europe also increased by $0.6 million, or 23.4%, to $3.2 million for the twelve months ended December 31, 2016. Sales in China were $4.2 million for the twelve months ended December 31, 2016, compared to $1.1 million for the same period of last year. China overtook Europe to become the second largest market of Fuling Global. With the new fourth China factory coming on line, Fuling is well positioned to compete in this market.

	For the Twelve Months Ended December 31,
	2016		2015		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
U.S.	$94,899	90.5%	$85,145	93.3%	$9,754	11.5%
Europe	3,193	3.0%	2,588	2.8%	605	23.4%
China	4,200	4.0%	1,124	1.2%	3,076	273.7%
Others	2,589	2.5%	2,437	2.7%	153	6.3%
Total	$104,882	100.0%	$91,294	100.0%	$13,588	14.9%

Sales to dealers, quick service restaurants, retailers and manufacturers accounted for 67%, 27%, 1% and 5% of total revenues in 2016, compared to $60%, 31%, 5%, and 4%, respectively, in 2015.

Gross profit

Total cost of goods sold increased by $12.0 million, or 17.7%, to $79.6 million for the twelve months ended December 31, 2016 from $67.6 million for the same period of last year. The increase was mainly due to increase in total sale volume. Gross profit increased by $1.6 million, or 6.7%, to $25.2 million for the twelve months ended December 31, 2016 from $23.6 million for the same period of last year. Gross margin was 24.1% for the twelve months ended December 31, 2016, compared to 25.9% for the same period of last year.

Operating income

Selling expenses increased by $0.4 million, or 6.5%, to $6.9 million for the twelve months ended December 31, 2016 from $6.4 million for the same period of last year. The increase in selling expenses was consistent with the increase in revenues. As a percentage of sales, selling expenses were 6.5% in 2016 compared to 7.1% in 2015. General and administrative expenses increased by $1.4 million, or 22.1%, to $7.5 million for the twelve months ended December 31, 2016 from $6.1 million for the same period of last year. The increase in general and administrative expenses was due to: 1) an increase in payroll and welfare expense of $0.8 million due to business expansion in China; 2) an increase in rent expense of $0.5 million due to renting a temporary plant in Wenling; and 3) an increase in amortization and depreciation expense of $0.3 million attributable to increased asset base. As a percentage of revenues, general and administrative expenses were 7.2% and 6.7% of sales in 2016 and 2015, respectively. As we spent significant efforts and resources training new staff, testing machines, and streamlining production lines in 2016, we expect more moderate increases in general and administrative expenses with increasing productivity and operating efficiency in 2017. Research and development expenses increased by $0.3 million, or 12.6%, to $2.4 million for the twelve months ended December 31, 2016 from $2.1 million for the same period of last year. We expect R&D expense to stay at current levels as we continued to conduct research and development activities, especially seeking to increase the use of environmentally-friendly materials, develop degradable and biodegradable materials and reduce reliance on fossil-based raw materials.

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As a result, total operating expenses increased by $2.0 million, or 13.9%, to $16.7 million for the twelve months ended December 31, 2016 from $14.7 million for the same period of last year.

Operating income decreased by $0.5 million, or 5.0%, to $8.5 million for the twelve months ended December 31, 2016 from $9.0 million for the same period of last year. Operating margin was 8.1% for the twelve months ended December 31, 2016, compared to 9.8% for the same period of last year. The decrease in operating margin was due to increase in operating expenses as a percentage of revenues as well as decrease in gross margin.

Income before income taxes

Total other income, which include interest income and expenses, subsidy income and other non-operating income and expenses, was $1.5 million for the twelve months ended December 31, 2016, compared to $0.4 million for the same period of last year. The increase in total other income was mainly due to increase in subsidy income of $1.0 million to $1.9 million for the twelve months ended December 31, 2016 from $0.9 million for the same period of last year.

Income before income taxes increased by $0.6 million, or 6.2%, to $10.0 million for the twelve months ended December 31, 2016 from $9.4 million for the same period of last year. The increase was primarily due to the increases in gross profit and higher subsidy income received from local government in 2016 and partially offset by higher operating expenses as discussed above.

Provision for income taxes was $2.0 million for the twelve months ended December 31, 2016, compared to $1.4 million for the same period of last year. The increase was primarily due to a $0.3 million deferred tax asset recorded in 2015 reversed by a 100% allowance in 2016.

Net income

Net income was essentially unchanged at $7.9 million for the twelve months ended December 31, 2016. After deduction of non-controlling interest, net income attributable to Fuling Global decreased by $0.1 million, or 1.2%, to $7.9 million for the twelve months ended December 31, 2016 from $8.0 million for the same period of last year.

Basic and diluted earnings per share were $0.50 for the twelve months ended December 31, 2016, compared to $0.65 for the same period of last year. The decrease in earnings per share was mainly due to the dilution effect of increase in share count post the Company’s Initial Public Offering in November 2015.

Financial Condition

As of December 31, 2016, the Company had cash and cash equivalents, restricted cash, and certificates of deposits of $4.0 million, $2.3 million, and $1.5 million, respectively, compared to $15.6 million, $2.1 million, and $3.2 million, respectively, at the end of 2015. Short-term borrowing and bank notes payable were $17.8 million and $2.6 million, respectively, as of December 31, 2016, compared to $15.3 million and $2.8 million, respectively, at the end of 2015.

Net cash provided by operating activities was $5.2 million for the twelve months ended December 31, 2016, compared to $8.0 million for the same period of last year. The decrease in net cash provided by operating activities was mainly related to increases in accounts receivable, net inventories and other current assets and partially offset by increase in accounts payable.

Net cash used in investing activities was $24.1 million for the twelve months ended December 31, 2016, compared to $8.8 million for the same period of last year. The increase in net cash used in investing activities in 2016 was primarily attributable to increased payments associated with the construction in progress in 2016 for $12.7 million, as well as increase of payment made in 2016 for land use rights for $8.3 million.

Net cash provided by financing activities was $7.7 million for the twelve months ended December 31, 2016, compared to $15.1 million for the same period of last year. The decrease in net cash provided from financing activities was primarily attributable to (a) proceeds of shareholder contribution for $18.6 million in 2015, compared to $0 million of capital contribution in 2016; (b) offset by net proceeds from short term borrowings of $3.7 million in 2016, compared to net repayment of short term borrowings of $3.4 million in 2015.

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Recent Update

On November 9-11, 2016, Ms. Guilan Jiang, Chairwoman of the Company, attended an Asia-Pacific Economic Cooperation (“APEC”) -sponsored event, titled “Successful Case of Women-owned SMEs in Foreign Trade” (the “Event”) in Santiago, Chile. Hosted by the Ministry of Foreign Affairs of Chile with the approval and support of the APEC, the Event was part of an APEC project titled “Successful Case of Women-owned SMEs in Foreign Trade”, which was initiated in 2015 and aims to promote and encourage the participation of women-owned small and medium size enterprises in foreign trade through the collection and dissemination of success stories, as well as through the exchange of best practices. Ms. Jiang was the only invitee from China to participate in the Event as a keynote speaker and panelist.

On November 5, 2016, the Company held its 2016 annual meeting of shareholders (the “Annual Meeting”) at the Company’s Allentown facility at 6690 Grant Way, Allentown, PA 18106. At the Annual Meeting, the Company’s shareholders 1) Elected five directors, Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Jian Cao, Mr. Hong(Simon) He and Mr. Donald T. Cunningham, Jr., to serve on the Board of Directors of the Company until the 2017 annual meeting of stockholders; and 2) Ratified the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.

About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is an environmentally-friendly specialized producer and distributor of plastic servicewares, with precision manufacturing facilities in both the U.S. and China. The Company’s plastic serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

At the Company:
Gilbert Lee, CFO
Email: ir@fulingplasticusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

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FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and cash equivalents	$4,009,784	$15,573,554
Restricted cash	2,333,607	2,129,162
Certificates of deposit	1,539,082	3,186,892
Accounts receivable, net	20,915,134	14,725,030
Advances to supplier, net	639,947	312,328
Inventories, net	16,731,704	13,493,685
Prepaid expenses and other current assets	1,660,977	425,477
Total Current Assets	47,830,236	49,846,128

Property, plant and equipment, net	33,802,047	21,556,866
Intangible assets, net	9,447,486	1,778,264
Prepayments for construction and equipment purchase	2,192,236	2,003,400
Security deposit for sale leaseback	723,206	-
Other non-current assets	269,328	225,500
Deferred tax assets	-	319,252
Total Assets	$94,264,540	$75,729,410

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$17,790,962	$15,264,827
Bank notes payable	2,556,768	2,839,783
Advances from customers	604,873	597,226
Accounts payable	16,333,445	10,972,851
Accrued and other liabilities	2,195,852	1,808,135
Other payable - sale leaseback	1,931,076	-
Taxes payable	164,571	743,147
Deferred gains	650,343	-
Due to Related party	53,082	-
Loan from third parties	-	184,851
Total Current Liabilities	42,280,972	32,410,820

Long term payable - sale leaseback	1,675,314	-
Long term borrowing	836,471	-
Total Liabilities	44,792,757	32,410,820

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,756,500 and 15,732,795 shares issued and outstanding as of December 31, 2016 and 2015, respectively	15,757	15,733
Additional paid in capital	29,845,442	29,722,127
Statutory reserve	4,017,957	2,868,844
Retained earnings	16,976,133	10,182,213
Accumulated other comprehensive income (loss)	(1,520,750)	392,450
Total Fuling Global Inc.’s equity	49,334,539	43,181,367

Noncontrolling interest	137,243	137,223
Total Shareholders’ Equity	49,471,782	43,318,590

Total Liabilities and Shareholders’ Equity	$94,264,540	$75,729,410

The accompanying notes are an integral part of these consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2016	2015

Revenues	$104,881,880	$91,293,675
Cost of goods sold	79,640,421	67,646,107
Gross Profit	25,241,459	23,647,568

Operating Expenses
Selling expenses	6,857,382	6,436,821
General and administrative expenses	7,510,901	6,149,411
Research and development expenses	2,355,539	2,091,513
Total operating expenses	16,723,822	14,677,745

Income from Operations	8,517,637	8,969,823

Other Income (Expense):
Interest income	28,586	53,019
Interest expense	(801,728)	(1,115,633)
Subsidy income	1,863,365	901,852
Foreign currency transaction gain	300,130	476,576
Other expense, net	65,042	104,942
Total other income, net	1,455,395	420,756

Income Before Income Taxes	9,973,032	9,390,579

Provision for Income Taxes	2,029,979	1,442,406

Net Income	$7,943,053	$7,948,173

Less: net income (loss) attributable to noncontrolling interest	20	(93,368)

Net income attributable to Fuling Global Inc.	$7,943,033	$8,041,541

Other Comprehensive Income
Foreign currency translation loss	(1,913,200)	(702,167)
Comprehensive income attributable to Fuling Global Inc.	$6,029,833	$7,339,374

Earnings per share
Basic and diluted	$0.50	$0.65

Weighted average number of shares
Basic and diluted	15,735,588	12,335,072

The accompanying notes are an integral part of these consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,943,053	$7,948,173
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	123,339	23,088
Deferred tax benefit (loss)	319,252	(319,252)
Depreciation and amortization	3,177,954	2,681,293
Bad debt provisions	2,835	36,938
Inventory reserve	32,576	-
Gain on disposal of fixed assets	(12,687)	-
Changes in operating assets:
Accounts receivable	(6,870,015)	(2,224,191)
Advances to suppliers	(338,783)	364,925
Inventories	(3,688,956)	1,184,796
Other assets	(1,382,287)	95,350
Security deposit for sale leaseback	(755,934)	-
Changes in operating liabilities:
Accounts payable	6,019,466	(2,737,576)
Advance from customers	43,277	(66,731)
Deferred income	679,774	-
Taxes payable	(557,587)	425,412
Accrued and other liabilities	470,105	548,382
Net cash provided by operating activities	5,205,383	7,960,607

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(4,010,576)	(5,471,455)
Payments of construction in progress	(12,679,338)	-
Cash receipts from disposal property and equipment	19,296	-
Cash receipts (decrease) from certificates of deposit	1,505,061	(1,986,668)
Prepayments for construction and equipment purchase	(1,974,046)	(1,047,526)
Return of prepayments for construction and equipment purchase	1,354,585	-
Purchase of intangible assets	(8,298,564)	(264,577)
Net cash used in investing activities	(24,083,581)	(8,770,226)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	30,660,941	42,684,057
Repayments of short-term borrowings	(26,983,488)	(46,039,616)
Proceeds from long-term borrowings	836,471	-
Proceeds from bank notes payable	6,150,573	5,318,470
Repayments of bank notes payable	(6,252,747)	(5,560,034)
Repayment of third party borrowing	(180,611)	-
Proceeds from loans from related parties	55,484	-
Repayments of loans from related parties	-	(37,764)
Proceeds from other payable - sales lease back	3,941,746	-
Repayments of other payable - sales lease back	(172,154)	-
Change of restricted cash	(358,888)	97,928
Proceeds from issuance of stocks	-	18,594,972
Net cash provided by financing activities	7,697,327	15,058,013

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	(382,899)	(74,554)

NET (DECREASE) INCREASE ON CASH AND CASH EQUIVALENTS	(11,563,770)	14,173,840

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	15,573,554	1,399,714

CASH AND CASH EQUIVALENTS, ENDING OF THE YEAR	$4,009,784	$15,573,554
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest paid	$762,868	$1,136,896
Income tax paid	$2,331,173	$1,257,004
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$1,209,221	$3,913,677
Transfer from advance payments to fixed assets	$296,853	$726,445

The accompanying notes are an integral part of these consolidated financial statements.

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